MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
THIRD QUARTER ENDED SEPTEMBER 30, 2017
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated November 7, 2017, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three and nine months ended September 30, 2017. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2016 and the related MD&A included in the 2016 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “Third Quarter 2017 Summary”, “Outlook” and “Quarterly Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.
For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
THIRD QUARTER 2017 HIGHLIGHTS

•	Cash, cash equivalents, short-term investments in money market instruments, and restricted cash were $835.3 million at September 30, 2017.

•	Gross profit for the third quarter 2017 was $40.9 million, down $11.3 million from the same prior year period.

•	Attributable gold production inclusive of joint venture operations was 217,000 ounces for the third quarter 2017, up 7,000 ounces from the same prior year period.

•	Gold margin[2] for the third quarter 2017 was $513 per ounce, down $99 per ounce from the same prior year period.

•	Cost of sales for the third quarter 2017 was $795 per ounce, up 4% from the same prior year period.

•	Total cash costs[2] for the third quarter 2017 were $771 per ounce produced, up 8% from the same prior year period.

•	All-in sustaining costs[2] for the third quarter 2017 were $969 per ounce sold, down 7% from the same prior year period.

•	Net cash from operating activities for the third quarter 2017 was $77.0 million, down $48.8 million from the same prior year period.

•	Net cash from operating activities before changes in working capital[2] for the third quarter 2017 was $73.5 million, down $37.8 million from the same prior year period.

•
Net earnings attributable to equity holders for the third quarter 2017 was $30.8 million ($0.07 per share), up from net earnings attributable to equity holders of $17.0 million ($0.04 per share) for the same prior year period.

•	Adjusted net earnings attributable to equity holders[2] for the third quarter 2017 was $33.7 million ($0.07 per share2), up $11.9 million ($0.02 per share2) from the same prior year period.

______________________________

[1]
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

[2]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%). Yatela is in closure with nominal production.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

•
On July 26, 2017, the Company reported a reserve and resource update for the Rosebel mine, including an 80% increase in attributable reserves to 3.5 million ounces from 2.0 million ounces at the end of 2016, which is expected to extend the life of mine to 2028. The reserve and resource update does not include Saramacca.

•
On September 5, 2017, the Company reported an initial resource estimate for the Saramacca deposit near the Rosebel mine, comprising 14.4 million tonnes of indicated resources averaging 2.20 g/t Au for 1.0 million ounces and 13.6 million tonnes of inferred resources averaging 1.18 g/t Au for 0.5 million ounces. Approximately 60% of the resources are contained in softer rock with the deposit remaining open along strike in both directions and at depth.

•
During the third quarter 2017, the Company narrowed its all-in sustaining cost guidance by $40 an ounce to $1,000 - $1,040 per ounce and lowered 2017 capital spending guidance by $25 million to $225 million ±5%. The company is maintaining its 2017 production guidance of 845,000 to 885,000 ounces.

•
On August 14, 2017 the Company acquired a 19.98% interest in TomaGold Corporation ("TomaGold") for C$2.5 million. TomaGold owns a 50% interest in the Monster Lake Project, a 50:50 joint venture with IAMGOLD.

THIRD QUARTER 2017 SUMMARY

FINANCIAL

•
Cash, cash equivalents, short-term investments in money market instruments, and restricted cash were $835.3 million at September 30, 2017, up $72.6 million from December 31, 2016. The increase was primarily due to net proceeds from the issuance of the 7% senior secured notes on March 16, 2017 (the "Notes") ($393.6 million), cash generated from operating activities ($259.0 million), net proceeds from the sale of a 30% interest in the Côté Gold Project ($96.5 million), and proceeds from the issuance of flow-through shares ($15.1 million), partially offset by the redemption of the 6.75% senior unsecured notes ($505.6 million), spending on Property, plant and equipment and Exploration and evaluation assets ($138.5 million), income taxes paid ($28.9 million) and interest paid ($16.5 million) .

•
Revenues for the third quarter 2017 were $268.8 million, down $13.6 million or 5% from the same prior year period primarily due to lower sales ounces at Essakane ($32.9 million) as the prior year period benefited from the sale of 12,000 ounces from carbon fines built up in inventory, and a lower realized gold price at all sites ($8.8 million), partially offset by higher sales at Westwood ($20.4 million) and Rosebel ($7.6 million).

•
Cost of sales for the third quarter 2017 was $227.9 million, down $2.3 million or 1% from the same prior year period. The decrease was primarily due to lower depreciation ($7.0 million) and lower royalty expense ($2.4 million), partially offset by higher operating costs ($7.1 million). Operating costs were higher primarily as a result of lower capitalized stripping at Essakane and Rosebel combined with higher realized fuel prices and increased production at Westwood.

•
Depreciation expense for the third quarter 2017 was $62.3 million, down $7.0 million or 10% from the same prior year period primarily due to the increase in reserves at Rosebel and lower production ounces at Essakane, partially offset by higher amortization of capitalized stripping at Essakane.

•
Income tax expense for the third quarter 2017 was $5.1 million, down $9.3 million from the same prior year period. Income tax expense for the third quarter 2017 was comprised of current income tax expense of $11.1 million (2016 - expense of $7.6 million) and deferred income tax recovery of $6.0 million (2016 - expense of $6.8 million). The decrease in income tax expense was primarily due to changes to deferred income tax assets and liabilities, fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.

•
Net earnings attributable to equity holders for the third quarter 2017 was $30.8 million ($0.07 per share), up from net earnings attributable to equity holders of $17.0 million ($0.04 per share) for the same prior year period. The increase of $13.8 million or $0.03 per share was mainly due to lower finance costs ($4.2 million), gain on derivatives and warrants ($2.9 million), higher interest income ($1.7 million), gain on foreign exchange ($2.0 million), lower write-down of accounts receivable ($1.5 million), higher share of net earnings from investments in associates ($1.1 million), and lower income tax expense ($9.3 million), partially offset by lower earnings from operations ($6.9 million).

•	Adjusted net earnings attributable to equity holders[1] for the third quarter 2017 were $33.7 million ($0.07 per share1), up $11.9 million ($0.02 per share1) from the same prior year period.

•
Net cash from operating activities for the third quarter 2017 was $77.0 million, down $48.8 million from the same prior year period. The decrease was mainly due to lower earnings after non-cash adjustments ($18.7 million), a change in the movement of non-cash working capital items ($11.0 million), lower dividends from joint ventures ($9.2 million), and an increase in income taxes paid ($9.1 million).

•	Net cash from operating activities before changes in working capital[1] for the third quarter 2017 was $73.5 million, down $37.8 million from the same prior year period.

___________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

OPERATIONS

•	The DART rate[2], representing the frequency of all types of serious injuries across the Company for the third quarter 2017 was 0.48, below the Company's target of 0.56.

•
Attributable gold production inclusive of joint venture operations was 217,000 ounces for the third quarter 2017, up 7,000 ounces from the same prior year period. The increase was due to the continued ramp-up at Westwood (17,000 ounces) and higher grades and throughput at Rosebel (3,000 ounces), partially offset by lower grades at both Essakane (11,000 ounces) and Sadiola (2,000 ounces).

•
Attributable gold sales inclusive of joint venture operations were 210,000 ounces for the third quarter 2017, down 2,000 ounces from the same prior year period, primarily due to lower sales at Essakane (21,000 ounces) as the prior year period benefited from the sale of 12,000 ounces from carbon fines built up in inventory, and lower sales at the Joint Ventures (2,000 ounces), partially offset by higher sales at Westwood (15,000 ounces) and Rosebel (6,000 ounces).

•	Cost of sales for the third quarter 2017 was $795 per ounce, up 4% from the same prior year period due to lower capitalized stripping at Essakane and Rosebel combined with higher realized fuel prices.

•
Total cash costs[1] for the third quarter 2017 were $771 per ounce produced, up 8% from the same prior year period primarily due to lower capitalized stripping at Essakane and Rosebel. The normalization of Westwood's costs was discontinued in the second quarter 2017 (September 30, 2016 - $30 per ounce produced) and realized derivative gains from hedging programs were $7 per ounce produced (September 30, 2016 - gain of $1 per ounce).

•
All-in sustaining costs[1] for the third quarter 2017 were $969 per ounce sold, down 7% from the same prior year period as a result of lower sustaining capital expenditures. The normalization of Westwood's costs was discontinued in the second quarter 2017 (September 30, 2016 - $30 per ounce sold) and realized derivative gains from hedging programs were $10 per ounce sold (September 30, 2016 - gain of $1 per ounce).

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended September 30,		Nine months ended September 30,
Financial Results ($ millions, except where noted)	2017	2016	2017	2016
Revenues	$268.8	$282.4	$803.8	$734.6
Cost of sales	$227.9	$230.2	$692.0	$651.5
Gross profit	$40.9	$52.2	$111.8	$83.1
Net earnings attributable to equity holders of IAMGOLD	$30.8	$17.0	$519.3	$57.9
Net earnings attributable to equity holders ($/share)	$0.07	$0.04	$1.12	$0.14
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$33.7	$21.8	$43.1	$(1.3)
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$0.07	$0.05	$0.09	$—
Net cash from operating activities	$77.0	$125.8	$230.1	$247.3
Net cash from operating activities before changes in working capital[1]	$73.5	$111.3	$225.8	$224.9
Key Operating Statistics
Gold sales – attributable (000s oz)	210	212	641	590
Gold production – attributable (000s oz)	217	210	654	598
Average realized gold price[1] ($/oz)	$1,284	$1,326	$1,255	$1,263
Cost of sales[2] ($/oz)	$795	$764	$777	$797
Total cash costs[1] ($/oz)	$771	$714	$757	$738
All-in sustaining costs[1] ($/oz)	$969	$1,046	$978	$1,080
Gold margin[1] ($/oz)	$513	$612	$498	$525
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2 Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

Financial Position ($ millions)	September 30, 2017	December 31, 2016
Cash and cash equivalents	$583.6	$652.0
Short-term investments	$227.0	$—
Restricted cash	$24.7	$110.7
Total assets	$3,935.4	$3,400.5
Long-term debt	$388.7	$485.1
Available credit facility	$247.0	$167.2
______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

OUTLOOK

IAMGOLD Full Year Attributable Guidance	Revised[1]	Previous[2]
Essakane (000s oz)	370 - 380	370 - 380
Rosebel (000s oz)	295 - 305	295 - 305
Westwood (000s oz)	115 - 125	115 - 125
Total owner-operated production (000s oz)	780 - 810	780 - 810
Joint Ventures (000s oz)	65 - 75	65 - 75
Total attributable production (000s oz)	845 - 885	845 - 885

Cost of sales[3] ($/oz)	$765 - $815	$765 - $815

Total cash costs[4] - owner-operator ($/oz)	$740 - $780	$740 - $780
Total cash costs[4,5] ($/oz)	$740 - $780	$740 - $780

All-in sustaining costs[4]- owner-operator ($/oz)	$1,000 - $1,040	$1,000 - $1,080
All-in sustaining costs[4,5] ($/oz)	$1,000 - $1,040	$1,000 - $1,080

[1]
The revised outlook is based on 2017 full-year assumptions with an average realized gold price of $1,260 per ounce, U.S. $/Canadian $ exchange rate of 1.30, U.S. $/ € exchange rate of 1.13 and average crude oil price of $51 per barrel.

[2]
The previous outlook was based on 2017 full-year assumptions with an average realized gold price of $1,250 per ounce, U.S. $/Canadian $ exchange rate of 1.35, U.S. $/ € exchange rate of 1.08 and average crude oil price of $48 per barrel.

[3]
Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

[4]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

[5]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS
The Company maintains its 2017 attributable production, cost of sales, and total cash costs1 guidance. The Company has narrowed its 2017 all-in sustaining costs1 guidance per ounce sold from $1,000 to $1,080 to $1,000 to $1,040 as a result of continuing improvements in cost management and revised sustaining capital guidance.
DEPRECIATION EXPENSE
Depreciation expense in 2017 is expected to be in the range of $260 million to $270 million, which is consistent with 2016.
INCOME TAXES
The Company expects to pay cash taxes in the range of $40 million to $50 million in 2017. In addition, adjustments to deferred income tax assets and/or liabilities may be recorded during the year.

________________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

CAPITAL EXPENDITURES OUTLOOK

	Revised			Previous
($ millions)	Sustaining	Development/ Expansion (Non-sustaining)	Total[4]	Sustaining	Development/ Expansion (Non-sustaining)	Total[4]
Owner-operator
Essakane	$70	$15	$85	$85	$5	$90
Rosebel	50	10	60	65	5	70
Westwood	20	45	65	20	45	65
	140	70	210	170	55	225
Corporate and development projects[1]	—	5	5	—	10	10
Total owner-operator[2]	140	75	215	170	65	235
Joint Ventures[3]	5	5	10	5	10	15
Total[4] (±5%)	$145	$80	$225	$175	$75	$250

[1]	Includes attributable capital expenditures for the Côté Gold Project (70%) as of June 20, 2017, following the sale of a 30% interest in the Project to Sumitomo Metal Mining Co., Ltd. ("SMM").

[2]	The revised and previous outlook includes $27 million and $20 million, respectively, of capitalized exploration expenditures. Refer to the Exploration section of this MD&A.

[3]	Attributable capital expenditures of Sadiola (41%). Expansionary capital expenditures exclude the potential expansion of the Sadiola mine.

[4]	Capitalized borrowing costs are not included.
MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
The price of gold closed at $1,283 at the end of the third quarter 2017. This represents a decline of approximately 3% since the beginning of the quarter. During the quarter, gold price volatility continued as it traded in a range between $1,205 and $1,358. This wide trading range reflects heightened geopolitical risks mainly over North Korea missile testing, as well as economic uncertainty from tropical storms in the U.S. which impacted the U.S. economy.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Average market gold price ($/oz)	$1,278	$1,335	$1,251	$1,260
Average realized gold price[1] ($/oz)	$1,284	$1,326	$1,255	$1,263
Closing market gold price ($/oz)			$1,283	$1,323

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenue is denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the Euro, and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
The Bank of Canada raised interest rates twice in the third quarter in response to stronger economic performance. This contributed to the nearly 4% increase in the Canadian dollar versus the U.S. dollar. The Bank of Canada said it wanted to unwind the rate cuts it took in 2015 to counteract the sharp drop in the price of oil.
The Euro increased more than 3% against the U.S. dollar. This was mainly due to improved economic conditions in the European Union, and growing expectations that the European Central Bank (“ECB”) may soon end its Quantitative Easing program. In addition, many market participants were expecting the U.S. Federal Reserve to be less aggressive on raising interest rates compared to the ECB.
The Company is forecasting exposures of approximately C$75 million and €65 million for the remainder of 2017. These exposures relate to operational and capital expenditures in Canada and West Africa. The Company’s hedging strategy is designed to mitigate the risk of exchange rate volatility of these currencies. Refer to Financial condition - Market risk section for more information.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

The price of crude oil staged a significant rally in the third quarter of 2017. Brent closed at $58 from $48 in the prior quarter, or up approximately 20%. WTI closed at $52 from $46 the previous quarter, or up approximately 13%. The International Energy Administration ("IEA") increased its global demand forecast three times during the third quarter. The IEA also confirmed that growth outside the U.S. is rising faster. Supply and demand forces across geographic regions helped explain why the price of Brent rose more than the price of WTI. The price of Brent is more sensitive to the economies of Europe and Africa, whereas WTI is more sensitive to the economies of the Americas. The Company expects its fuel consumption for the rest of 2017 to be the equivalent of approximately 0.3 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of the price volatility of oil. Refer to Financial condition - Market risk section for more information.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Average rates
U.S.$ / Canadian $	1.2665	1.3042	1.3134	1.3215
€ / U.S.$	1.1705	1.1163	1.1101	1.1165
Closing rates
U.S.$ / Canadian $			1.2512	1.3127
€ / U.S.$			1.1813	1.1235
Average Brent price ($/barrel)	$52	$47	$53	$43
Closing Brent price ($/barrel)			$58	$49
Average WTI price ($/barrel)	$48	$45	$49	$42
Closing WTI price ($/barrel)			$52	$48
SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2017 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$13/oz	$13/oz	$15/oz
U.S.$ / Canadian $	$0.10	$11/oz	$10/oz	$15/oz
€ / U.S.$	$0.10	$16/oz	$16/oz	$21/oz

[1]
Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

[2]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[3]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

QUARTERLY UPDATES

OPERATIONS
The table below presents gold production attributable to the Company, cost of sales per ounce, total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)
Three months ended September 30,	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator
Essakane (90%)	93	104	$810	$669	$779	$624	$944	$815
Rosebel (95%)	75	72	765	769	718	728	898	1,183
Westwood (100%)[2]	33	16	819	1,322	814	888	907	1,391
Owner-operator[4]	201	192	$795	$764	762	685	967	1,035
Joint Ventures	16	18			883	1,015	985	1,180
Total operations	217	210			$771	$714	$969	$1,046
Cost of sales[1] ($/oz)			$795	$764
Cash costs, excluding royalties					$718	$649
Royalties					53	65
Total cash costs[3]					$771	$714
All-in sustaining costs[3]							$969	$1,046

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)
Nine months ended September 30,	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator
Essakane (90%)	287	281	$783	$712	$746	$662	$946	$987
Rosebel (95%)	223	213	751	791	722	753	902	1,062
Westwood (100%)[2]	96	47	819	1,322	792	900	954	1,146
Owner-operator[4]	606	541	$777	$797	744	719	978	1,089
Joint Ventures	48	57			919	921	987	988
Total operations	654	598			$757	$738	$978	$1,080
Cost of sales[1] ($/oz)			$777	$797
Cash costs, excluding royalties					$705	$681
Royalties					52	57
Total cash costs[3]					$757	$738
All-in sustaining costs[3]							$978	$1,080

[1]
Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

[2]
Cost of sales per ounce for Westwood does not include the impact of normalization of costs for the three and nine months ended September 30, 2017 of $nil and $8 per ounce (three and nine months ended September 30, 2016 - $385 and $338), respectively.

[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[4]	Owner-operator cost of sales and all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 28.

_______________________________

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator	195	195	594	536	$1,285	$1,326	$1,255	$1,264
Joint Ventures	15	17	47	54	1,278	1,329	1,253	1,255
	210	212	641	590	$1,284	$1,326	$1,255	$1,263

[1]	Includes Essakane and Rosebel at 90% and 95%, respectively.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CAPITAL EXPENDITURES1

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2017	2016	2017	2016
Sustaining
Essakane[2]	$12.1	$16.9	$47.4	$82.2
Rosebel[2]	9.5	27.8	32.1	58.3
Westwood	3.0	8.2	13.5	14.4
Total gold segments	24.6	52.9	93.0	154.9
Corporate and other	0.2	0.1	0.4	0.1
Total capital expenditures	24.8	53.0	93.4	155.0
Joint Ventures[3]	1.0	0.9	2.3	1.8
	$25.8	$53.9	$95.7	$156.8
Development/Expansion (Non-sustaining)
Essakane	$4.7	$—	$5.1	$0.2
Rosebel	3.7	6.4	4.6	9.5
Westwood	11.0	12.7	34.1	54.7
Total gold segments	19.4	19.1	43.8	64.4
Corporate and other	—	—	—	1.5
Côté Gold	0.5	0.4	1.3	1.2
Total capital expenditures	19.9	19.5	45.1	67.1
Joint Ventures[3]	1.4	0.2	3.5	1.6
	$21.3	$19.7	$48.6	$68.7
Total
Essakane	$16.8	$16.9	$52.5	$82.4
Rosebel	13.2	34.2	36.7	67.8
Westwood	14.0	20.9	47.6	69.1
Total gold segments	44.0	72.0	136.8	219.3
Corporate and other	0.2	0.1	0.4	1.6
Côté Gold	0.5	0.4	1.3	1.2
Total capital expenditures	44.7	72.5	138.5	222.1
Joint Ventures[3]	2.4	1.1	5.8	3.4
	$47.1	$73.6	$144.3	$225.5
Capitalized Stripping (Included in Sustaining)
Essakane	$4.5	$9.0	$20.9	$35.0
Rosebel	4.6	6.7	12.8	13.5
Total gold segments	$9.1	$15.7	$33.7	$48.5

[1]	Capital expenditures include cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.

[2]
On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the three months ended September 30, 2017 were $10.9 million and $9.0 million, respectively (three months ended September 30, 2016 - $15.2 million and $26.4 million), and for the nine months ended September 30, 2017 were $42.7 million and $30.5 million, respectively (nine months ended September 30, 2016 - $74.0 million and $55.4 million).

[3]	Attributable capital expenditures of Sadiola (41%).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Mine operating statistics
Ore mined (000s t)	3,137	2,650	8,321	8,831
Waste mined (000s t)	8,270	8,109	26,988	26,645
Total material mined (000s t)	11,407	10,759	35,309	35,476
Strip ratio[1]	2.6	3.1	3.2	3.0
Ore milled (000s t)	3,367	3,112	10,319	8,652
Head grade (g/t)	1.04	1.30	1.07	1.25
Recovery (%)	92	89	90	90
Gold production - (000s oz)	103	117	319	313
Attributable gold production - 90% (000s oz)	93	104	287	281
Gold sales - (000s oz)	102	126	320	314

Performance measures
Average realized gold price[2] ($/oz)	$1,281	$1,324	$1,255	$1,269
Cost of sales ($/oz)	$810	$669	$783	$712
Cash costs[2] excluding royalties ($/oz)	$726	$554	$694	$607
Royalties ($/oz)	$53	$70	$52	$55
Total cash costs[2] ($/oz)	$779	$624	$746	$662
All-in sustaining costs[2] ($/oz)	$944	$815	$946	$987

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the third quarter 2017 was 11% lower compared to the same prior year period due to lower grades, partially offset by higher throughput and recovery. Mill throughput was higher despite 90% hard rock content (September 30, 2016 - 77%) as a result of the new SAG mill liner design which increased mill capacity, speed, and circuit availability. With annualized throughput of approximately 14 million tonnes, the mill is performing significantly above nameplate capacity of 10.8 million tonnes per annum and provides an upside to the current life of mine plan. To further increase reserves and resources, and extend the life of mine, a heap leach pre-feasibility study has been initiated and is expected to be completed by the second quarter 2018. A heap leach plant could provide a low-cost method for processing marginal and low grade mineralization as well as some existing stockpiles, which together with the carbon-in-leach plant would increase total annual production.
Due to mine sequencing, grades were lower during the third quarter 2017 compared to the prior year period. Mining activities increased at Essakane as a result of 2017 initiatives to increase equipment availability and productivity through the addition of two production drills and a loader. Mill recoveries continue to improve as mining continues in non-graphitic zones. As part of the geometallurgical study, grinding circuit optimization and ore characterization are underway. This study is aimed to help better identify pockets of graphitic material in the ore zones and is on track to be completed by the end of 2017. In addition, engineering work on an oxygen plant commenced during the third quarter 2017. The oxygen plant is expected to increase recoveries through improved leach kinetics and to improve the efficiency of the circuit by reducing reagent consumption once commissioned at the end of 2018. The construction of the solar power plant, which commenced during the second quarter 2017, continues and is now expected to be completed by the end of the first quarter 2018.
Cost of sales per ounce and total cash costs per ounce produced for the third quarter 2017 were higher compared to the same prior year period by 21% and 25%, primarily as a result of lower capitalized stripping costs due to mine sequencing, higher realized fuel prices, higher processing costs due to greater throughput with harder rock proportions, and lower sales and production ounces. Sales ounces were lower in part as the prior year period benefited from the sale of 12,000 ounces from carbon fines built up in inventory. The carbon fines treatment plant allowing for the on-site processing of gold contained in carbon fines was commissioned in the third quarter 2016.
All-in sustaining costs per ounce sold for the third quarter 2017 were 16% higher compared to the same prior year period, primarily due to higher cost of sales and lower sales ounces, partially offset by lower sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the third quarter 2017 were the impact of realized derivative gains from hedging programs of $10 per ounce produced and $12 per ounce sold (September 30, 2016 - gain of $3 per ounce produced and $2 per ounce sold, respectively).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

Capital expenditures for the third quarter 2017 consisted primarily of sustaining capital expenditures of $12.1 million, which included capitalized stripping of $4.5 million, capital spares of $3.0 million, tailings management of $2.0 million, mobile equipment of $0.7 million, and other sustaining capital of $1.9 million. Non-sustaining capital for the third quarter 2017 of $4.7 million included tailings liners of $2.0 million, heap leach project of $1.5 million, oxygen plant of $1.0 million, and other non-sustaining capital of $0.2 million.
Outlook
The Company maintains its 2017 attributable production guidance at Essakane of 370,000 to 380,000 ounces. Capital expenditures are expected to be approximately $85 million, comprised of $70 million of sustaining and $15 million of non-sustaining capital.
Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Mine operating statistics
Ore mined (000s t)	3,991	3,508	11,245	10,261
Waste mined (000s t)	11,882	12,318	36,169	36,507
Total material mined (000s t)	15,873	15,826	47,414	46,768
Strip ratio[1]	3.0	3.5	3.2	3.6
Ore milled (000s t)	3,218	3,061	9,583	9,323
Head grade (g/t)	0.82	0.82	0.82	0.79
Recovery (%)	93	94	93	95
Gold production - (000s oz)	79	75	235	224
Attributable gold production - 95% (000s oz)	75	72	223	213
Gold sales - (000s oz)	75	69	228	214

Performance measures
Average realized gold price[2] ($/oz)	$1,291	$1,328	$1,254	$1,258
Cost of sales ($/oz)	$765	$769	$751	$791
Cash costs[2] excluding royalties ($/oz)	$647	$656	$653	$684
Royalties ($/oz)	$71	$72	$69	$69
Total cash costs[2] ($/oz)	$718	$728	$722	$753
All-in sustaining costs[2] ($/oz)	$898	$1,183	$902	$1,062

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
As a result of continuous efforts to maximize reserves through mine design optimization, cost reductions, and near-pit exploration, Rosebel announced a reserve and resource update for the Rosebel mine on July 26, 2017. Estimated attributable proven and probable gold reserves at Rosebel increased by 80% to 3.5 million ounces at the end of June 2017 from 2.0 million ounces at the end of 2016. Total attributable measured and indicated gold resources (inclusive of reserves) increased by 55% to 8.9 million ounces and the attributable inferred resource increased by 322% to 2.5 million ounces. Refer to the Company's news release dated July 26, 2017.
On September 5, 2017, the Company announced a maiden resource estimate for the Saramacca Project. The estimate comprises indicated resources of 1.0 million ounces (14.4 million tonnes averaging 2.20 g/t) and inferred resources of 0.5 million ounces (13.6 million tonnes averaging 1.18 g/t), of which 60% is contained within the shallow, softer laterite and saprolite mineralization. The Company is working to advance the deposit towards production in 2019 and to incorporate the delineated resource into Rosebel’s mine plan. Saramacca is expected to have a significant positive impact on Rosebel’s cost profile once integrated into the mine plan given the higher grade and abundance of soft saprolitic ore. In addition, an Environmental and Social Impact Study (ESIA) is underway in the permitting process, as well as preliminary engineering work undertaken on mine design and infrastructure.
Attributable gold production for the third quarter 2017 was 4% higher than the same prior year period due to higher throughput. Despite 44% hard rock content (September 30, 2016 - 37%), the mill continues to benefit from major mill improvements completed in the latter half of 2016, including the installation of a secondary crusher and power flex drive combined with a new liner design.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

Cost of sales per ounce and total cash costs per ounce produced for the third quarter 2017 were 1% lower compared to the same prior year period primarily due to the prior year inclusion of supplemental labour costs relating to the modified Labour Agreement ($43 per ounce sold and $40 per ounce produced), partially offset by lower capitalized stripping and higher fuel prices. All-in sustaining costs per ounce sold for the third quarter 2017 were 24% lower compared the same prior year period primarily due to lower sustaining capital expenditures.
Sustaining capital expenditures for the third quarter 2017 of $9.5 million included capitalized stripping of $4.6 million, capital spares of $1.8 million, mobile and other equipment of $1.3 million, resource development of $0.8 million, and other sustaining capital of $1.0 million. Non-sustaining capital expenditures for the third quarter 2017 of $3.7 million related to the exploration of the Saramacca deposit.
Outlook
The Company maintains the 2017 Rosebel attributable production guidance of 295,000 to 305,000 ounces. Capital expenditures are expected to be approximately $60 million, comprised of $50 million of sustaining and $10 million of non-sustaining capital.
Canada – Westwood Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Mine operating statistics
Ore mined (000s t)	144	77	408	233
Ore milled (000s t)	161	84	485	258
Head grade (g/t)	6.68	6.47	6.51	6.12
Recovery (%)	94	94	94	93
Gold production - (000s oz)	33	16	96	47
Gold sales - (000s oz)	31	16	89	50

Performance measures
Average realized gold price[1] ($/oz)	$1,280	$1,332	$1,257	$1,261
Cost of sales ($/oz)[2]	$819	$1,322	$819	$1,322
Total cash costs[1] ($/oz)	$814	$888	$792	$900
All-in sustaining costs[1] ($/oz)	$907	$1,391	$954	$1,146

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

[2]
Does not include the impact of normalization of costs for the three and nine months ended September 30, 2017 of $nil and $8 per ounce, respectively (three and nine months ended September 30, 2016 - $385 and $338), respectively.

Gold production for the third quarter 2017 was 106% higher than the same prior year period primarily due to the continued ramp-up resulting in increased tonnes mined and higher throughput. While head grade for the quarter was higher than the same prior year period, it was lower than the grade mined during the quarter due to the processing of marginal ore stockpiles to exploit available mill capacity as the mine continues to ramp-up. Head grade excluding marginal ore was 7.40 g/t for the third quarter 2017 (September 30, 2016 - 7.16 g/t).
Underground development continued in the third quarter 2017 to open up access to new mining areas with lateral and vertical development of approximately 3,400 and 500 metres, respectively, averaging 42 metres per day. Westwood is expected to achieve 18 kilometres of development during 2017, including lateral and vertical development of 15.7 and 2.3 kilometres, respectively, with a focus on ramp breakthroughs and infrastructure development in future development blocks at lower levels.
Cost of sales per ounce and total cash costs per ounce produced for the third quarter 2017 were 38% and 8% lower, respectively, than the same prior year period, primarily due to higher sales and production volume resulting from the continued ramp-up. All-in sustaining costs per ounce sold for the third quarter 2017 were 35% lower compared to the same prior year period primarily due to higher sales volume and lower sustaining capital expenditures.
Westwood had been normalizing costs attributed to inventory in accordance with International Financial Reporting Standards since the seismic event in May 2015. Normalization of these costs ended at the onset of the second quarter 2017 when Westwood reached normal production levels (September 30, 2016 - $6.3 million). The Company reduced total cash costs and all-in sustaining costs for the same prior year period by $383 and $385 per ounce produced and sold, respectively.
Sustaining capital expenditures for the third quarter 2017 of $3.0 million included underground development of $1.6 million, underground construction of $0.9 million, and other sustaining expenditures of $0.5 million. Non-sustaining capital expenditures for the third quarter 2017 of $11.0 million included expansion/ramp-up development of $10.0 million, and other non-sustaining expenditures of $1.0 million.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

Outlook
The Company maintains its 2017 production guidance at Westwood of 115,000 to 125,000 ounces. Capital expenditures are expected to be approximately $65 million, consisting of $20 million in sustaining and $45 million in non-sustaining capital.
Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Mine operating statistics
Total material mined (000s t)	1,420	1,201	4,219	3,605
Ore milled (000s t)	514	497	1,533	1,453
Head grade (g/t)	0.93	1.11	0.93	1.20
Recovery (%)	94	94	94	95
Attributable gold production - (000s oz)	15	17	45	54
Attributable gold sales - (000s oz)	15	16	45	51

Performance measures
Average realized gold price[1] ($/oz)	$1,279	$1,329	$1,253	$1,255
Total cash costs[1] ($/oz)	$876	$999	$911	$908
All-in sustaining costs[1] ($/oz)	$970	$1,057	$974	$942

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the third quarter 2017 was 12% lower than the same prior year period as a result of lower grades, partially offset by increased throughput. Total cash costs and all-in sustaining costs decreased 12% and 8%, respectively, as a result of greater drawdowns of marginal ore stockpiles compared to the same prior year period.
Discussions with the Government of Mali continue regarding the Sadiola Sulphide Project. Despite the benefits the Project would generate locally and to the Government of Mali, there has been no resolution around the terms critical to moving the Project forward. Although we remain committed to the Project, we continue to advance a number of other growth opportunities across the Company.
Mali – Yatela Mine (IAMGOLD interest - 40%)
The Yatela mine produced and sold 1,000 ounces in the third quarter 2017, consistent with the same prior year period. Stacking activity ceased in 2014 and closure activities continue. A limited quantity of production continues from rinsing of the leach pads.
The retrenchment plan approved by the Government of Mali commenced in the current quarter and is expected to be completed by early 2018.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

EXPLORATION
The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.
In the third quarter 2017, expenditures for exploration and project studies totaled $14.6 million compared to $10.6 million in the same prior year period, of which $6.6 million was expensed and $8.0 million was capitalized. The increase of $4.0 million in total exploration expenditures compared to the same prior year period reflects increased activities related to a larger planned exploration program compared to the prior year. Drilling activities on active projects and mine sites totaled approximately 71,000 metres for the third quarter 2017 and nearly 265,000 metres completed year to date up from approximately 48,000 metres and 160,500 metres for the third quarter and year to date 2016, respectively.

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2017	2016	2017	2016
Exploration projects - greenfield	$4.8	$3.2	$18.4	$14.1
Exploration projects - brownfield[1]	8.5	5.0	21.6	12.4
	13.3	8.2	40.0	26.5
Feasibility and other studies	1.3	2.4	6.2	3.9
	$14.6	$10.6	$46.2	$30.4

[1]
Exploration projects - brownfield for the three months ended September 30, 2017 and 2016 exclude expenditures related to Joint Ventures of $0.5 million and $0.2 million, respectively, and include near-mine exploration and resource development of $2.6 million and $3.0 million, respectively.

OUTLOOK
The Company is increasing its 2017 exploration expenditure guidance to $56.0 million from $47.0 million, excluding project studies. The 2017 resource development and exploration program now includes approximately 260,000 to 290,000 metres of reverse circulation and diamond drilling up from 230,000 to 250,000 metres.

($ millions)	Capitalized[2]	Expensed	Total[3]
Exploration projects - greenfield	$—	$26	$26
Exploration projects - brownfield[1]	19	11	30
	19	37	56
Feasibility and other studies	8	3	11
	$27	$40	$67

[1]	Exploration projects - brownfield include planned near-mine exploration and resource development of $12 million.

[2]	The capitalized portion of the 2017 planned spending of $27 million is included in the Company's capital spending guidance of $225 million +/- 5%.

[3]	Capitalized borrowing costs are not included.
Côté Gold Joint Venture Project, Canada
The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co. Ltd. ("SMM"). The Project hosts estimated mineral reserves as at May 26, 2017 on a 100% project basis comprised of probable reserves totaling 196.1 million tonnes grading 0.94 g/t Au for 5.9 million ounces. Also on a 100% project basis, indicated resources (inclusive of reserves) are estimated at 281.2 million tonnes grading 0.89 g/t Au for 8.0 million ounces of gold and inferred resources of 76.5 million tonnes grading 0.50 g/t Au for 1.2 million ounces (see news release dated June 5, 2017).
Based on the recommendations from a pre-feasibility study ("PFS") completed in the second quarter (see news release dated June 5, 2017), the joint venture partners working with Wood Group (formerly Amec Foster Wheeler) have initiated a feasibility study which is now expected to be completed in the first half of 2019. During the quarter, a delineation drilling program commenced with the objective to upgrade near surface inferred resources to an indicated category as well as evaluate grade variation in the starter pit. Approximately 2,000 metres of diamond drilling were completed during the quarter.
Subject to an acceptable feasibility study, a favourable development environment and a positive construction decision by the Côté Gold Joint Venture, commercial production is expected to begin in the first half of 2021.
Regional exploration activities continue within the 516 square kilometre property surrounding the Côté Gold deposit to develop and assess exploration targets that could further maximize the Company’s flexibility with respect to any future development decisions. Exploration activities during the quarter consisted of geological mapping and outcrop stripping and sampling to continue to evaluate and prioritize identified targets and mineral prospects for future drilling programs.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the third quarter 2017 at the Essakane, Rosebel and Westwood operations.
Essakane, Burkina Faso
During the third quarter 2017, approximately 16,500 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding concessions. On the mine lease, drilling focused on the evaluation of lower grade mineralization in areas adjacent to the Essakane pit to support ongoing technical studies evaluating whether the mineralization may be amenable to heap leach mineral extraction.
On the surrounding concessions, approximately 8,250 metres of reverse circulation drilling was completed during the third quarter 2017. The program was largely focused on resource delineation at the Gossey prospect, located some 15 kilometres northwest of the Essakane Mine site. The results, if positive, will be used to complete a resource estimate for inclusion in the operation’s annual year end resource statement.
Rosebel, Suriname
The near mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations. This supports the ongoing strategic objective to discover and outline additional mineral resources within softer and near surface saprolite and transition rock. During the third quarter 2017, approximately 15,200 metres of reverse circulation and diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions, including approximately 9,000 metres completed on the Saramacca property.
On July 26, 2017, the Company announced that total estimated attributable proven and probable gold reserves at Rosebel increased by 80% to 3.5 million ounces grading 1.0 g/t Au as at June 30, 2017 from 2.0 million ounces of gold at the end of 2016. Total attributable measured and indicated gold resources (inclusive of reserves) estimated for Rosebel increased by 55% or 3.1 million ounces to 8.9 million ounces grading 0.9 g/t Au as at June 30, 2017, compared to the year-end 2016 estimate. Rosebel also estimates an attributable inferred resource of 2.5 million ounces grading 1.0 g/t Au, representing an increase of 1.9 million ounces from the 2016 year-end estimate (see news release dated July 26, 2017). A supporting NI-43-101 technical report was filed on SEDAR on September 5, 2017.
On September 5, 2017, the Company announced the first mineral resource estimate in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards incorporated by reference in National Instrument 43-101 (“NI 43-101”) for the Saramacca deposit located approximately 25 kilometres from its Rosebel operation in Suriname. The resource estimate comprises 14.4 million tonnes of indicated resources averaging 2.20 g/t Au for 1.0 million ounces and 13.6 million tonnes of inferred resources averaging 1.18 g/t Au for 518,000 ounces. Approximately 60% of the resources are contained within shallow, softer laterite and saprolite hosted mineralization. The Saramacca deposit remains open along strike in both directions and at depth and is believed to have significant potential for expansion. A supporting NI 43-101 Technical Report was filed on SEDAR (see news release dated October 17, 2017).
During the quarter, the Company re-commenced drilling operations on the Saramacca property with approximately 20,000 metres of diamond and reverse circulation drilling planned for completion by year-end. The objective of the program is to: 1) increase the confidence in the current resources and convert inferred resources to indicated; 2) target expansions to the existing resource along known mineralized trends and at depth, and 3) evaluate identified exploration targets for the presence of additional mineralized zones.
In addition to the drilling program outlined above, the Rosebel mine team is working to advance the Saramacca deposit towards production. An Environmental and Social Impact Study (ESIA) is already underway as the fundamental element in the permitting process. Preliminary engineering work has been undertaken on mine design, and infrastructure elements such as ore transport options, access roads, and waste rock disposal. In addition to the exploration work planned for the next phase, field work will commence soon on geotechnical investigation and condemnation work. Additional, comprehensive metallurgical testing will also be undertaken to refine the recovery assumptions, to test the crushing and grinding characteristics of the mineralization, and to investigate the metallurgical variability across the deposit. Using the new block model as a basis, new mine designs and integrated scheduling with the main Rosebel resources will commence soon, and will continue to be advanced as additional geologic and engineering information becomes available. It is our intention to complete the permitting work and to generate a preliminary reserve estimate for Saramacca during the first half of 2018 and to work toward initial production in 2019.
Westwood, Canada
In the third quarter 2017, underground excavation totaled 3,909 metres of lateral and vertical development. In addition, approximately 31,200 metres of resource development diamond drilling and 85 metres of service holes were drilled during the quarter. A substantial diamond drilling program of over 100,000 metres of definition drilling is on-going for 2017 focusing on the infill drilling of known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

GREENFIELD EXPLORATION PROJECTS
In addition to the mine site and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the third quarter 2017. Highlights include:
Boto, Senegal
Effective December 31, 2016, the Boto Gold Project hosts an indicated resource of 27.7 million tonnes averaging 1.8 g/t Au for 1.56 million ounces of gold and an inferred resource of 2.9 million tonnes averaging 1.3 g/t Au for 125,000 ounces (see news release dated February 22, 2017).
During the third quarter 2017, approximately 1,150 metres of diamond drilling were completed to evaluate potential near pit extensions of the Malikoundi deposit, explore for additional mineral resources along known mineralized trends associated with the Boto 5 and 6 zones, and provide additional geotechnical information in the area of the Malikoundi pit to support ongoing technical studies.
In addition, a 1,800 kilogram sample prepared from core composites was sent to SGS Laboratories in Canada for further metallurgical test work. Various technical studies to advance the economic evaluation of the Project continued during the quarter.
Pitangui, Brazil
Effective December 31, 2016, reported mineral resources at the São Sebastião deposit are comprised of an inferred resource of 4.3 million tonnes grading 5.0 g/t Au for 679,000 ounces of gold (see news release dated February 22, 2017).
In late 2016, the Company received the necessary permits to complete drilling of the interpreted up-plunge extension of the São Sebastião deposit within a densely vegetated area. As such, the focus of the 2017 exploration drilling program is to evaluate the up-plunge extension area for additional resources. Just over 3,100 metres of diamond drilling were completed during the third quarter 2017. Drilling is ongoing and the results will be used to update the mineral resources in 2017.
Various technical and environmental studies are ongoing to advance the economic evaluation of the Project.
Siribaya, Mali
Effective December 31, 2016, total resources estimated for the Siribaya Project include indicated resources of 2.1 million tonnes grading 1.9 g/t Au for 129,000 ounces of gold, and inferred resources of 19.8 million tonnes grading 1.7 g/t Au for 1.1 million ounces (see news release dated February 22, 2017).
During the third quarter 2017, core logging and sampling activities were completed for remaining drill holes completed in the second quarter ahead of the seasonal rains. Approximately 19,500 metres of diamond and reverse circulation drilling has been completed year to date. The drilling program is designed to confirm the geometry of the known mineralized zones at the Diakha deposit, and also to extend the gold mineralization north and south along strike where previous exploration has returned encouraging results. The drilling results will be incorporated into the deposit model and used to update the mineral resources.
Monster Lake Joint Venture, Canada
The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the Project, should it spend a total of C$10.0 million on the Project within a seven year period, beginning January 1, 2015.
During the third quarter, final assay results from the 25 drill hole, 10,700 metre winter drilling campaign were received. Highlights include: 67.42 g/t Au over 3.5 metres, 80.28 g/t Au over 5.0 metres and 39.48 g/t Au over 1.6 metres (see news release dated July 6, 2017). As follow up, just over 1,800 metres of diamond drilling were completed during the quarter, largely targeting the Lower zone which is a developing mineralized zone parallel to the Megane zone. Assay results from this program were received and reported (see news release dated November 1, 2017). The results will be used to guide future drilling and will be incorporated into a deposit model to support the completion of an initial mineral resource estimate in 2017, if results merit.
On August 14, 2017, the Company subscribed for 27.7 million common shares of TomaGold from treasury representing 19.98% of the outstanding common shares of TomaGold. The common shares were purchased at a price of C$0.09 per common share, for an aggregate purchase price of C$2.5 million. Prior to the acquisition, the Company did not hold any common shares of TomaGold.
Nelligan Joint Venture, Canada
The Nelligan Project is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. (“Vanstar”), signed on November 12, 2014, whereby the Company may earn up to an initial 50% interest in the property by completing staged cash payments totaling C$0.6 million, and the completion of C$4.0 million in exploration expenditures over a period of four and a half years. The Company can elect to earn an additional 25% to 30% undivided interest by completing pre-feasibility and feasibility studies and making additional cash payment totaling C$0.5 million.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

During the third quarter 2017, final assay results were received from the remaining drill holes of an approximately 7,700 metre diamond drill program completed in the first half of the year. The program was designed to follow up on the encouraging results from the 2016 program and further explore a newly discovered mineralized zone located north of the Liam zone, and also to test other IP geophysical anomalies on the property. Highlights include: 11.3 metres grading 2.78 g/t Au, 34.3 metres grading 2.01 g/t Au, including 7.66 g/t Au over 4.4 metres, and 11.6 metres grading 2.38 g/t Au (see Vanstar news release dated September 5, 2017).
Eastern Borosi Joint Venture, Nicaragua
The 176 square kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). During the second quarter 2017, the Company completed the requirements to earn the right to an initial 51% interest in the Project and exercised its right to enter the second option to earn up to a 70% interest in the Project by completing additional exploration expenditures totaling $4.5 million and making $0.5 million in payments to Calibre by May 26, 2020.
During the third quarter 2017, drilling activities were completed with approximately 7,300 metres of diamond drilling completed year to date in 22 diamond drill holes and all remaining assay results were received. Highlights include: 4.1 metres grading 0.38 g/t Au and 328.3 g/t Ag, 6.0 metres grading 2.74 g/t Au and 42.5 g/t Ag from the East Dome target (see Calibre news release dated August 17, 2017).
The program’s objective is to evaluate the resource potential of the Guapinol, Riscos de Oro and East Dome veins. An updated NI 43-101 resource estimate is planned which will incorporate an additional 26,000 metres of drilling completed over the last four years.
OTHER
Loma Larga (formerly Quimsacocha), Ecuador
The Company, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals has completed a preliminary feasibility study supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (see INV Metals news release dated July 14, 2016).
During the third quarter 2017, in addition to technical studies to support an ongoing feasibility study, INV Metals announced that it had completed a thirteen hole, 4,500 metre exploration drilling program targeting a potential west extension of the Loma Larga deposit. Encouraging assay results were received and include: 51.3 metres grading 3.22 g/t Au and 48.7 g/t Ag, and 53.0 metres grading 1.59 g/t Au and 25.5 g/t Ag (see INV Metals news release dated September 18, 2017). The results will be assessed and used to guide future drilling programs.
QUARTERLY FINANCIAL REVIEW

	2017			2016				2015
($ millions, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues from continuing operations	$268.8	$274.5	$260.5	$252.5	$282.4	$232.5	$219.7	$238.2
Net earnings (loss)[1,2]	$32.6	$511.6	$(16.8)	$(2.8)	$21.1	$(9.2)	$52.7	$(677.5)
Net earnings (loss) attributable to equity holders of IAMGOLD	$30.8	$506.5	$(18.0)	$(5.3)	$17.0	$(12.2)	$53.1	$(675.9)
Basic diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$0.07	$1.09	$(0.04)	$(0.01)	$0.04	$(0.03)	$0.13	$(1.73)
Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$0.07	$1.08	$(0.04)	$(0.01)	$0.04	$(0.03)	$0.13	$(1.73)

[1]	In the fourth quarter 2015, Net loss included after-tax impairment charges of $580.0 million.

[2]
In the second quarter 2017, Net earnings included after-tax reversals of impairment charges totaling $479.9 million relating to the Côté Gold Project and the Rosebel mine of $400.0 million and $79.9 million, respectively, and a gain on sale of a 30% interest in the Côté Gold Project of $19.2 million.

FINANCIAL CONDITION

IMPAIRMENT REVERSAL
The carrying amounts of the Company’s non-current assets, including Property, plant and equipment, and Exploration and evaluation assets, are reviewed at each reporting date to determine whether there are any indications of potential impairment or reversal of previously recognized impairment losses.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

On July 26, 2017 (effective June 30, 2017), the Company identified a significant increase in reserves and resources and corresponding extension of the life of mine for the Rosebel mine, which were considered to be an indicator for reversal, as these represented a significant change in the key inputs used to determine the cash generating unit's ("CGU") recoverable amount. As a result, an assessment was performed for the Company’s Suriname CGU, and it was determined that the recoverable amount, representing the CGU’s fair value less costs of disposal, exceeded the carrying amount. This resulted in a reversal of the impairment charge recorded in 2013, which was limited to the carrying amount of the Suriname CGU that would have been determined had no impairment charge been recognized in prior years, net of depreciation charges. The pre-tax and after-tax amounts of impairment reversal recorded in the Company’s Consolidated statements of earnings in the second quarter of 2017 were $124.1 million and $79.9 million, respectively.
In the second quarter 2017, the sale of a 30% interest in the Company's Côté Gold Project to SMM for total consideration of $195 million indicated that the recoverable amount of the asset exceeded the carrying amount, which resulted in the reversal of the previously recorded impairment charge of $400 million. The reversal is limited to the carrying amount that would have been determined had no impairment charge been recognized in prior years.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Suriname CGU[1]
Property, plant and equipment	$—	$—	$124.1	$—
Côté Gold Project
Exploration and evaluation assets	—	—	400.0	—
	$—	$—	$524.1	$—
1 The Suriname CGU consists of Rosebel Gold Mines N.V. and Euro Ressources S.A.
LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2017, Cash and cash equivalents were $583.6 million.
The Company’s total restricted cash of $24.7 million is held for the guarantee of asset retirement obligations, comprised of $19.7 million held by the Government of Burkina Faso for the Essakane mine and $5.0 million held by the Government of Suriname for the Rosebel mine.
As at September 30, 2017, the Company had no short-term restricted cash. As at December 31, 2016, the Company had $92.0 million held by the Government of Quebec to guarantee the asset retirement obligation related to the Doyon mine. The Company replaced the cash collateral, pursuant to arrangements with international insurance companies, with uncollateralized surety bonds, as prescribed by Quebec Government regulations. As at September 30, 2017, C$123.6 million (September 30, 2017 - $98.8 million; December 31, 2016 - $nil) of uncollateralized surety bonds were outstanding to guarantee the asset retirement obligation related to the Doyon mine.
As at September 30, 2017, the Company had short-term investments in money market instruments of $227.0 million.
On February 28, 2017, the Company acquired, in an all-share transaction, all of the issued and outstanding common shares and all of the outstanding common share purchase warrants and options of Merrex Gold Inc. ("Merrex"), that it did not already own. Merrex owns a 50% interest in the Siribaya Project in Mali. Including the 50% interest held directly, the Company now has a 100% interest in the Siribaya Project. The Company issued an aggregate of approximately 6.9 million common shares. The total purchase price amounted to $27.5 million, which includes transaction costs of $0.2 million, and is net of cash and cash equivalents acquired of $0.1 million.
On March 2, 2017, the Company participated in INV Metals public equity offering and acquired an additional 9.8 million common shares of INV Metals at a price of C$1.00 per share for an aggregate amount of $7.4 million (C$9.8 million). This acquisition allowed the Company to maintain its 35.6% ownership in INV Metals.
During the first quarter 2017, the Company issued a total of 3.4 million flow-through common shares for net proceeds of $15.1 million. The flow-through common shares were issued to fund prescribed development expenditures on the Westwood mine. As at September 30, 2017, there was no remaining unspent amount.
On June 20, 2017, the Company completed the sale of a 30% interest in the Côté Gold Project in Ontario to SMM for aggregate consideration of $195 million, of which $100 million was received upon the closing of the transaction. The remaining $95 million is due upon the earlier of: (i) 18 months following the closing date (December 20, 2018), (ii) the date the Côté Gold Project feasibility study is made available to the public, and (iii) should it elect to do so and only as permitted under the Joint Venture Agreement, the date SMM sells its participating interest. Upon closing of the transaction, the Company entered into a Joint Venture Agreement with SMM, forming an unincorporated joint venture with respect to the Côté Gold Project, with the Company having 70% and SMM having 30% of the total outstanding participating interests under the Joint Venture Agreement.
Working capital1 as of September 30, 2017, was $851.7 million, up $34.3 million compared to December 31, 2016 due to higher current assets ($64.0 million), partially offset by higher current liabilities ($29.7 million).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

Current assets as of September 30, 2017 were $1,076.9 million, up $64.0 million compared to December 31, 2016 mainly due to an increase in cash & cash equivalents and short-term investments in money market instruments.
Current liabilities as of September 30, 2017 were $225.2 million, up $29.7 million compared to December 31, 2016 mainly due to higher accounts payable and accrued liabilities ($25.2 million) and higher provisions ($5.2 million).

Working Capital	September 30, 2017	December 31, 2016
Working capital[1] ($ millions)	$851.7	$817.4
Current working capital ratio[2]	4.8	5.2

[1]	Working capital is defined as current assets less current liabilities.

[2]	Current working capital ratio is defined as current assets divided by current liabilities.
On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.
On April 3, 2017, the Company used the net proceeds of the Notes issuance, along with existing cash, towards the redemption of its 6.75% senior unsecured notes, for a total of $505.6 million. As a result of the change in the estimated future cash flows, the amortized cost of $485.4 million of the 6.75% senior unsecured notes was adjusted during the first quarter 2017 to reflect the actual future cash flows of $505.6 million. The resulting loss of $20.2 million was recognized in the first quarter 2017 in Interest income and derivatives and other investment gains in the Consolidated statements of earnings.
On February 1, 2016, the Company entered into a four-year $250 million credit facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. During 2016, the Company amended the credit facility to increase the fully committed credit facility from $100 million to $170 million, resulting in $80 million remaining under the accordion. On February 7, 2017, the Company amended the credit facility, utilizing the remaining accordion and adding additional commitments of $80 million, bringing the total commitments under the facility to $250 million, with similar terms and conditions. The key terms of the facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to EBITDA, Tangible Net Worth, Interest Coverage and Minimum Liquidity. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The maturity date of this credit facility is February 1, 2020.
As of September 30, 2017, letters of credit worth $3.0 million were drawn against the secured revolving credit facility for the guarantee of certain asset retirement obligations, and $0.4 million under a separate letter of credit.
CONTRACTUAL OBLIGATIONS
Contractual obligations as of September 30, 2017 were $747.8 million, and were comprised primarily of contractual cash flows on long-term debt, purchase obligations, operating leases and capital expenditure obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company holds hedge derivative contracts that are included in the summary of outstanding derivative contracts in the Financial condition - Market risk section.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types and degree of market risk which may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and Euros. To manage this risk, the Company uses various hedging strategies, including purchasing put option contracts and selling call option contracts (collar structure), with expiry dates of up to three years and a range of strike prices. If, on the expiry dates:

•
the spot price of the currency is within the strike price range of these executed contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

•
the spot price of the currency is below the strike price range of these executed contracts, the company would exercise the put option contracts and purchase the required amount of the currency at prices more favorable than the prevailing market price;

•
the spot price of the currency is above the strike price range of these executed contracts, the company would be obligated to settle the call option contracts and purchase the required amount of the currency at prices less favorable than the prevailing market price.

OIL CONTRACTS AND FUEL MARKET PRICE RISK
Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, including purchasing call option contracts and selling put option contracts (collar structure), with expiry dates of up to three years and a range of strike prices. If, on the expiry dates:

•	the average oil spot price for the month is within the strike price range of these executed contracts, the options would not be exercised;

•
the average oil spot price for the month is above the strike price range of these executed contracts, the Company would settle the call option contracts at prices more favorable than the prevailing market price;

•
the average oil spot price for the month is below the strike price range of these executed contracts, the Company would be obligated to settle the put option contracts at prices less favorable than the prevailing market price.

SUMMARY OF OUTSTANDING HEDGE DERIVATIVE CONTRACTS
The Company has entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros and oil equivalents.
At September 30, 2017, the Company’s outstanding hedge derivative contracts were as follows:

Contracts	2017	2018	2019	2020
Foreign Currency
Canadian dollar option contracts (millions of C$)	51	155
Option contracts rate range ($/C$)	1.30 - 1.40[1]	1.30 - 1.45[2]
Hedge ratio	75%	52%
Euro option contracts (millions of €)	32	93
Option contracts rate range (€/$)	1.00 - 1.20[3]	1.08 - 1.19[3]
Hedge ratio	48%	36%
Commodities
Brent crude oil option contracts (thousands of barrels)	130	488	366	243
Option contracts with strike prices at ($/barrel)	60[4]	42 - 60[4]	44 - 60[4]	50 - 62[4]
Hedge ratio	73%	74%	56%	49%
WTI crude oil option contracts (thousands of barrels)	99	390	306	207
Option contracts with strike prices at ($/barrel)	60[4]	36 - 60[4]	42 - 60[4]	45 - 55[4]
Hedge ratio	68%	72%	54%	50%

[1]
The Company purchased three types of Canadian dollar options in 2017, which consist of U.S. dollar put options at a strike price of $1.30, U.S. dollar put options at a strike price of $1.35, and collar options in the range of $1.30 and $1.40. The Company will benefit from the margin between the lower market price and the set U.S. dollar put strike price of $1.30 and $1.35. If U.S dollar to C$ market prices are above the $1.40 call strike prices in 2017, the Company will incur a loss from the margin between the higher market price and the $1.40 call strike price.

[2]
The Company purchased Canadian dollar collar options with strike prices within the given range in 2018. If U.S dollar to C$ market prices are below the low end of the range of the U.S. dollar put strike prices in 2018, the Company will benefit from the margin between the lower market price and the set put strike price. If U.S dollar to C$ market prices are above the high end of the range of the U.S. dollar call strike prices in 2018, the Company will incur a loss from the margin between the higher market price and the set call strike price.

[3]
The Company purchased Euro collar options with strike prices within the given range in 2017 and 2018. If EUR to U.S. dollar market prices are below the low end of the range in 2017, the Company will incur a loss from the margin between the lower market price and the set put strike price. If EUR to U.S. dollar market prices are above the high end of the range of the call strike price in 2017 and 2018, the Company will benefit from the margin between the higher market price and the set call strike price.

[4]
The Company purchased Brent and WTI collar options with strike prices within the given range in 2018, 2019, and 2020. If Brent and WTI market prices are below the low end of the range in 2018 and 2019, the Company will incur a loss from the margin between the lower market price and the set put strike price. If Brent and WTI are above the high end of the range of the call strike price in 2018, 2019 and 2020, the Company will benefit from the margin between the higher market price and the set call strike price.

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	September 30, 2017	November 6, 2017
Common shares	464.9	464.9
Share options	6.9	6.9

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

CASH FLOW

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2017	2016	2017	2016
Net cash from (used in) per consolidated financial statements:
Operating activities	$77.0	$125.8	$230.1	$247.3
Investing activities	(272.0)	(120.7)	(197.1)	(111.7)
Financing activities	(3.6)	67.6	(112.7)	9.0
Effects of exchange rate fluctuation on cash and cash equivalents	6.0	0.4	11.3	1.7
Increase (decrease) in cash and cash equivalents	(192.6)	73.1	(68.4)	146.3
Cash and cash equivalents, beginning of the period	776.2	554.2	652.0	481.0
Cash and cash equivalents, end of the period	$583.6	$627.3	$583.6	$627.3
OPERATING ACTIVITIES
Net cash from operating activities for the third quarter 2017 was $77.0 million, down $48.8 million from the same prior year period. The decrease was mainly due to lower earnings after non-cash adjustments ($18.7 million), a change in the movement of non-cash working capital items ($11.0 million), lower dividends from joint ventures ($9.2 million), and an increase in income taxes paid ($9.1 million).
INVESTING ACTIVITIES
Net cash used in investing activities for the third quarter 2017 was $272.0 million, up $151.3 million from the same prior year period. The increase was mainly due to the purchase of short-term investments in money market instruments ($227.0 million), partially offset by a net decrease in the funding of restricted cash primarily relating to the conversion of restricted cash to uncollateralized surety bonds ($40.5 million) and lower spending on Property, plant and equipment and Exploration and evaluation assets including capitalized borrowing costs ($37.6 million).
FINANCING ACTIVITIES
Net cash of $3.6 million was used in financing activities for the third quarter 2017 compared to net cash of $67.6 million generated from financing activities in the same prior year period. The net cash of $67.6 million generated from financing activities in the same prior year period was mainly due to the proceeds from issuance of common shares ($220.1 million), partially offset by the purchase of the 6.75% Senior unsecured notes ($141.5 million) and interest paid ($10.4 million).
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2016 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2016 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2016 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2016 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the third quarter 2017 and their design remains effective.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2016.
Qualified Person and Technical information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been  previously reported in news releases disclosures either by the Company or the project operator as the case may be (see references news releases), and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are  1.0 to 1.5 metre in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.
NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended September 30,		Nine months ended September 30,
($/oz of gold)	2017	2016	2017	2016
Average realized gold price[1]	$1,284	$1,326	$1,255	$1,263
Total cash costs[2,3]	771	714	757	738
Gold margin	$513	$612	$498	$525

[1]	Refer to the section below.

[2]	Refer to page 26 for calculation.

[3]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

________________

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.
Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2017	2016	2017	2016
Revenues	$268.8	$282.4	$803.8	$734.6
Royalty revenues	(0.1)	(0.1)	(0.3)	(0.3)
By-product credits and other revenues	(1.1)	(1.1)	(3.7)	(3.1)
Revenues - owner-operator	$267.6	$281.2	$799.8	$731.2
Sales - owner-operator (000s oz)	208	211	637	578
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,285	$1,326	$1,255	$1,264
Revenues - Joint Ventures	$19.5	$21.2	$58.6	$67.5
Sales - Joint Ventures (000s oz)	15	17	47	54
Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,278	$1,329	$1,253	$1,255
Average realized gold price per ounce[1,2] ($/oz)	$1,284	$1,326	$1,255	$1,263

[1]	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.

[2]	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes by excluding these items, these non-GAAP measures provide investors with the ability to better evaluate the cash flow performance of the Company.
Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2017	2016	2017	2016
Net cash from operating activities	$77.0	$125.8	$230.1	$247.3
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(7.8)	(6.6)	(10.1)	0.5
Inventories and non-current ore stockpiles	19.8	(1.9)	20.6	(7.4)
Accounts payable and accrued liabilities	(15.5)	(6.0)	(14.8)	(15.5)
Net cash from operating activities before changes in working capital	$73.5	$111.3	$225.8	$224.9

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as write-down (recovery) of assets, gain or loss on sales of assets, unrealized derivative gain or loss, foreign exchange gain or loss, restructuring and other charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.
The following table provides a reconciliation of earnings before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2017	2016	2017	2016
Earnings before income taxes and non-controlling interests	$37.7	$35.5	$594.7	$99.0
Adjusted items:
Reversal of impairment charges	—	—	(524.1)	—
Gain on sale of a 30% interest in the Côté Gold Project	—	—	(19.2)	—
Loss on redemption of 6.75% Senior unsecured notes	—	—	20.2	—
Gain on sale of gold bullion	—	—	—	(72.9)
Changes in estimates of asset retirement obligations at closed sites	(2.2)	—	(0.9)	3.3
Unrealized gain on embedded derivative and warrants	(4.2)	(1.6)	(5.4)	(6.5)
Realized derivative losses	—	1.2	—	2.4
Normalization of costs at Westwood	—	6.3	0.7	17.0
Write-down of assets	0.9	1.5	5.6	3.3
Gain on purchase of 6.75% Senior unsecured notes	—	(4.0)	—	(4.0)
Other	(2.8)	2.7	(4.7)	1.8
	(8.3)	6.1	(527.8)	(55.6)
Adjusted earnings before income taxes and non-controlling interests	29.4	41.6	66.9	43.4
Income taxes	(5.1)	(14.4)	(67.3)	(34.4)
Tax adjustments	11.2	(1.3)	51.6	(3.6)
Non-controlling interests	(1.8)	(4.1)	(8.1)	(6.7)
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD	$33.7	$21.8	$43.1	$(1.3)
Adjusted net earnings (loss) attributable to equity holders ($/share)	$0.07	$0.05	$0.09	$—
Basic weighted average number of common shares outstanding (millions)	464.7	428.3	462.3	410.3
Effective adjusted tax rate (%)	(21)%	38%	23%	88%
After adjusting reported earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings in the third quarter 2017 of $33.7 million.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2017	2016	2017	2016
Cost of sales[1], excluding depreciation expense	$165.6	$160.9	$494.8	$458.4
Less: cost of sales for non-gold segments[2], excluding depreciation expense	—	1.3	—	1.0
Cost of sales for gold segments, excluding depreciation expense	165.6	159.6	494.8	457.4
Adjust for:
By-product credit (excluded from cost of sales)	(0.5)	(0.6)	(2.3)	(1.6)
Stock movement	6.5	(6.2)	9.4	(5.2)
Realized derivative losses[3]	—	(0.8)	—	(2.3)
Normalization of costs at Westwood	—	(6.3)	(0.7)	(17.0)
Other mining costs	(7.6)	(4.0)	(17.8)	(13.2)
Cost attributed to non-controlling interests[4]	(10.9)	(10.0)	(32.3)	(29.2)
	(12.5)	(27.9)	(43.7)	(68.5)
Total cash costs - owner-operator	$153.1	$131.7	$451.1	$388.9
Attributable gold production - owner-operator (000s oz)	201	192	606	541
Total cash costs[5,6] - owner-operator ($/oz)	$762	$685	$744	$719
Total cash costs - Joint Ventures	$13.8	$18.5	$43.7	$52.5
Attributable gold production - Joint Ventures (000s oz)	16	18	48	57
Total cash costs[5,6] - Joint Ventures ($/oz)	$883	$1,015	$919	$921
Total cash costs[5,6]	$166.9	$150.2	$494.8	$441.4
Total attributable gold production (000s oz)	217	210	654	598
Total cash costs[5,6] ($/oz)	$771	$714	$757	$738

[1]	As per note 30 of the Company’s consolidated interim financial statements.

[2]	Non-gold segments consist of Exploration and evaluation and Corporate.

[3]	Excluded from the three and nine months ended 2016 was the amortization of the loss on early termination of derivative contracts.

[4]	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

[5]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

[6]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).
AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017

	Three months ended September 30,		Nine months ended September 30,
($ millions, attributable, except where noted)	2017	2016	2017	2016
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$154.5	$148.4	$461.2	$426.5
Sustaining capital expenditures[1]	23.0	49.8	87.0	143.8
By-product credit, excluded from cost of sales	(0.5)	(0.5)	(2.2)	(1.5)
Corporate general and administrative costs[2]	8.8	9.4	27.4	25.8
Realized derivative losses[3]	—	(0.8)	—	(2.2)
Environmental rehabilitation accretion and depreciation	2.2	2.9	7.9	8.7
Normalization of costs at Westwood	—	(6.3)	(0.7)	(17.0)
	$188.0	$202.9	$580.6	$584.1
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	$13.9	$17.8	$41.1	$51.0
Adjustments to cost of sales[4] - Joint Ventures	1.2	1.0	5.1	2.1
	$15.1	$18.8	$46.2	$53.1
AISC[5]	$203.1	$221.7	$626.8	$637.2

Attributable gold sales - owner-operator (000s oz)	195	195	594	536
AISC - owner-operator[6] ($/oz)	$967	$1,035	$978	$1,089
AISC - owner-operator, excluding by-product credit ($/oz)[6]	$970	$1,037	$981	$1,092
Attributable gold sales (000s oz)	210	212	641	590
AISC[5,6] ($/oz)	$969	$1,046	$978	$1,080
AISC excluding by-product credit[5,6] ($/oz)	$971	$1,048	$982	$1,082

[1]
Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 30 of the consolidated interim financial statements for cost of sales of total gold mines excluding Joint Ventures at 100% basis and refer to the capital expenditures table of the MD&A on page 9 for 2017 sustaining capital expenditures at 100% basis.

[2]	Corporate general and administrative costs exclude depreciation expense.

[3]	Excluded from the three and nine months ended 2016 was the amortization of the loss on early termination of derivative contracts.

[4]	Adjustments to cost of sales consist primarily of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.

[5]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[6]	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2017